================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================







                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                       OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-13086






================================================================================

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

================================================================================

                         Weatherford International, Inc.
                             515 Post Oak Boulevard
                                    Suite 600
                               Houston, TX 77027

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                     INDEX TO FINANCIAL STATEMENTS, EXHIBITS

                           AND SUPPLEMENTAL SCHEDULES




                                                                                                 Page
                                                                                                 ----

Report of Independent Public Accountants                                                           2

Financial Statements-
   Statements of Net Assets Available for Plan Benefits as of
     December 31, 1998 and 1997                                                                    4

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1998                                                          5

Notes to Financial Statements as of December 31, 1998 and 1997                                     6

Exhibits-
   Exhibit 1 - Statement of Net Assets Available for Plan Benefits,
     With Fund Information, as of December 31, 1998                                               11

   Exhibit 2 - Statement of Changes in Net Assets Available for
     Plan Benefits, With Fund Information,
     for the Year Ended December 31, 1998                                                         12

Supplemental Schedules-
   Schedule I--Item 27a - Schedule of Assets Held
     for Investment Purposes as of December 31, 1998                                              13

   Schedule II--Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1998                                                         15

   Schedule III--Item 27e - Schedule of Nonexempt Transactions
     for the Year Ended December 31, 1998                                                         16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and supplemental schedules referred to below are the responsibility of the administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, included as Schedule I, reportable transactions for the year ended December 31, 1998, included as
Schedule II and nonexempt transactions for the year ended December 31, 1998, included as Schedule III are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6, information provided by certain asset custodians and presented in the schedule of assets held for investment purposes does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.






ARTHUR ANDERSEN LLP




Houston, Texas
June 23, 1999

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997



                                                                                 1998              1997
                                                                             ------------       -----------

ASSETS:
   Investments, at fair value-
     Collective trusts-
       Money Market Fund                                                     $  5,516,112       $  5,233,630
       Special Equity Fund                                                      3,053,003          2,089,556
       Stock Index Fund                                                         9,841,625          5,581,575
       International Equity Fund                                                1,474,041          1,207,474
       Short Horizon Strategic Allocation Fund (SAF)                            1,788,992          1,059,100
       Intermediate Horizon Strategic Allocation Fund (SAF)                     4,093,929          3,130,478
       Intermediate Long Horizon Strategic Allocation Fund (SAF)                3,271,888          2,025,511
       Merrill Lynch Equity Index Trust                                        11,009,127               --
       Merrill Lynch Retirement Preservation Trust Fund                        19,886,319               --
                                                                             ------------       ------------

                                   Total collective trusts                     59,935,036         20,327,324

     Mutual funds-
       Davis New York Venture Fund, Inc.                                       18,248,691               --
       Merrill Lynch Capital Fund Class A                                      14,584,851               --
       Merrill Lynch Corporate Bond Fund Class A                                2,967,782               --
       Merrill Lynch Global Allocation Fund Class A                             4,361,017               --
       Other mutual funds                                                       1,588,755               --
                                                                             ------------       ------------

                                   Total mutual funds                          41,751,096               --


     Weatherford International, Inc., common stock                             12,372,165               --
     Pooled separate accounts                                                   1,015,215               --
     Unallocated cash reserve                                                      35,602            360,705
     Participant loans receivable                                               6,650,420            969,383
                                                                             ------------       ------------

                                   Total investments                          121,759,534         21,657,412

   Receivables-
     Participants' contributions                                                  863,419            120,121
     Employers' contribution                                                      359,674            228,372
     Accrued income receivable                                                     23,500               --
                                                                             ------------       ------------

                                   Total receivables                            1,246,593            348,493
                                                                             ------------       ------------

                                   Total assets                               123,006,127         22,005,905
                                                                             ------------       ------------

LIABILITIES:
   Accounts payable                                                               177,343             70,630
                                                                             ------------       ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                       $122,828,784       $ 21,935,275
                                                                             ============       ============



   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



ADDITIONS:
   Investment income-
     Net gain on investments in collective trusts                                                        $   3,077,673
     Interest income                                                                                            90,600
                                                                                                         -------------
                                                                                                             3,168,273
   Contributions-
     Participants'                                                                                           5,350,117
     Employers'                                                                                              1,022,995
     Rollovers                                                                                               1,042,001
                                                                                                         -------------
                                                                                                             7,415,113
   Transfer of assets due to plan mergers (Note 5)                                                          92,769,185
                                                                                                         -------------

                                           Total additions                                                 103,352,571

DEDUCTIONS:
   Benefits paid to or on behalf of participants                                                             2,438,661
   Administrative expenses                                                                                      20,401
                                                                                                         -------------

                                           Total deductions                                                  2,459,062
                                                                                                         -------------

NET INCREASE                                                                                               100,893,509

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                                                   21,935,275
                                                                                                         -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                                      $ 122,828,784
                                                                                                         =============



    The accompanying notes are an integral part of this financial statement.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.  DESCRIPTION OF THE PLAN:

General

The Weatherford International, Inc. 401(k) Savings Plan (formerly, EVI, Inc. 401(k) Retirement Plan) (the Plan) is a defined contribution plan established by the board of directors of Weatherford International, Inc. On May 27, 1998, EVI, Inc., merged with Weatherford Enterra, Inc. (Weatherford Enterra), and changed its name to EVI Weatherford, Inc. Subsequently, EVI Weatherford, Inc., was renamed Weatherford International, Inc. For purposes of these financial statements, "Weatherford" or "Employers" refers to EVI, Inc., and its subsidiaries that have adopted the Plan prior to the merger and to Weatherford International, Inc., and its subsidiaries that have continued sponsorship of the Plan subsequent to the merger. In connection with the merger, participation in the Plan was limited to those employees who were eligible for the Plan immediately prior to the merger and those employees hired by Weatherford after the merger who have met the eligibility requirements of the Plan. Employees of Weatherford Enterra prior to the merger continued to participate in the Weatherford Enterra, Inc. 401(k) Saving Plan (the WEI Plan) after the merger. Prior to June 30, 1998, the Plan covered all employees, except nonresident aliens and leased employees, of adopting subsidiaries who have satisfied six months of continuous service. Effective June 30, 1998, each employee, other than nonresident aliens and leased employees, who was employed on June 30, 1998, was eligible to participate in the Plan on July 1, 1998, but will not be eligible to participate for purposes of Employers' matching or discretionary contributions until the employee has completed six months of continuous service. After June 30, 1998, each employee, other than nonresident aliens and leased employees, will become eligible on the later of (a) the effective date of the adoption of this Plan by the Employer or (b) the first entry date after date of hire but will not be eligible to participate for purposes of Employers' matching or discretionary contributions until the employee has completed one year of continuous service.

The Employer's board of directors appointed a five-person committee (the Plan Administrator) to administer the Plan. Through December 31, 1998, Massachusetts Fidelity Trust Company was the asset custodian (the Custodian) of the Plan's assets. Effective December 31, 1998, Merrill Lynch Trust Company (Merrill Lynch) was named asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions

Participants may contribute between 1 percent and 15 percent of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Employers shall make matching contributions of $.40 per every $1.00 of participant contributions, up to a maximum of 3 percent of the participant's compensation, as defined in the Plan. The Employers may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 1998.

Participant Accounts

Each participant's account is credited with the participant's and Employers' matching contributions, an allocation of the Employers' discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Investment Funds

The following details the seven Diversified Investment Advisors' collective trust investment funds available for investment by Plan participants:

a.  Money Market Fund
b.  Special Equity Fund
c.  Stock Index Fund
d.  International Equity Fund
e.  Short Horizon Strategic Allocation Fund (SAF)
f.  Intermediate Horizon Strategic Allocation Fund (SAF)
g.  Intermediate Long Horizon Strategic Allocation Fund (SAF)

See Exhibits 1 and 2 for the statement of net assets available for plan benefits, with fund information, as of December 31, 1998, and the statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1998, respectively.

Participant Loans

Participant loans receivable are stated at cost, which approximates fair value. Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as interfund transfers between the investment fund and the participant loan fund. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence, in which case the loan term may not exceed 10 years. The loans are collateralized by the balance in the participant's accounts and bear interest at prime rate as reported in the Wall Street Journal as determined by the Plan Administrator.

Vesting

Participants are immediately vested in their elective deferral account and actual earnings thereon. Vesting in the Employers' matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. The vesting schedule is as follows:

      Years of
  Credited Service                            Percent Vested
  ----------------                            --------------

  Less than 1                                        0%
  1 but less than 2                                 20
  2 but less than 3                                 40
  3 but less than 4                                 60
  4 but less than 5                                 80
  5 or more                                        100

Forfeitures

Forfeitures of nonvested balances of terminated employees are available to offset future employer contributions.

Expenses of the Plan

During 1998 and 1997, primarily all administrative fees incurred by the Plan were paid by the Employers except for participant loan fees which were paid from the account of the participant requesting the loan.

Withdrawals

Under the Plan, benefits are paid in lump sum directly to the participants or, in the case of a participant's death, the participant's designated beneficiary. If the account balance is less than $5,000, payment will be made upon termination. Otherwise, payment will be made at age 65 unless the participant elects an earlier payout.

Participants may withdraw any portion or all of their after-tax account (contributions made prior to August 1, 1988) and rollover account or any vested portion of the Employers' contribution account as of the last day of any month. Additionally, participants may make withdrawals from their pretax contribution accounts in instances of reaching age 59-1/2 or financial hardship as approved by the Plan Administrator.

Upon total withdrawal from the Plan, a participant is suspended from future participation in the Plan for six months. Withdrawals based on the financial hardship result in a suspension of 12 months.

Plan Termination

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures.
Actual results could differ from those estimates.

Valuation of Investments

The fair value of the investments in the collective trusts and pooled separate accounts are based on the market value of their underlying assets, as determined by the investment issuer. Investments in mutual funds and common stock are reported at fair market value based on quoted market prices. Investment income is recorded as earned.

The Merrill Lynch Retirement Preservation Trust Fund is a collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the collective trust fund is 6.55 percent for the year ended December 31, 1998.

Reclassifications

Certain 1997 amounts have been reclassified to conform to the 1998 presentation.

3.       RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds, common stock and pooled separate accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant accounts.

4.       TAX STATUS:

The Plan obtained its latest determination letter on November 6, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the
Code). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

5.       TRANSFERS FROM OTHER PLANS:

Effective March 1, 1998, account balances of Plan participants employed by EVI Arrow, Inc., a subsidiary of the Employers that was previously acquired from Weatherford Enterra, which previously participated in the WEI Plan, were merged into the Plan. In conjunction with the merger, the Plan received approximately $929,000 from the WEI Plan. These assets are recorded in Exhibits 1 and 2 as "Merger Assets."

Effective May 1, 1998, account balances of participants employed by Tube-Alloy Corporation, a subsidiary of the Employers that previously participated in the Tube-Alloy 401(k) Plan, were merged into the Plan. In conjunction with the merger, the Plan received approximately $1,130,000 from the Tube-Alloy 401(k) Plan. These assets are recorded in Exhibits 1 and 2 as "Merger Assets."

Effective December 31, 1998, account balances of employees of Tech Line Oil Tools, Inc., Ercon, Inc., XL Systems, Inc. (subsidiaries of the Employers), and Weatherford Enterra, which previously participated in the applicable prior plans, the Tech Line Oil Tools, Inc. 401(k) Plan, Gulfmark International, Inc. 401(k) Plan, XL Systems, Inc. 401(k) Profit Sharing Plan and the WEI Plan, were merged into the Plan. In conjunction with the mergers, the Plan received approximately $90,710,000 from the merged plans. The asset custodians of the merged plans continued to hold the investments of the merged plans at December 31, 1998. Subsequent to December 31, 1998, the assets of the merged plans, excluding the WEI Plan, whose assets were held by Merrill Lynch at December 31, 1998, were liquidated and invested in similar investment funds offered by Merrill Lynch. These assets are recorded in Exhibits 1 and 2 as "Merger Assets."

6.       HISTORICAL COST OF INVESTMENTS:

Certain asset custodians were unable to furnish historical cost information related to certain investments reported in the schedule of assets held for investment purposes as of December 31, 1998. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

7.        NONEXEMPT TRANSACTIONS:

As reported on Schedule III, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Employers.

8.       SUBSEQUENT EVENT:

During 1999, Plan assets were liquidated and participant account balances were transferred to Merrill Lynch and invested in similar investment funds offered by Merrill Lynch, as determined by the Plan Administrator.

                                                                       EXHIBIT 1

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998



                                                                           Participant-Directed
                                                 ----------------------------------------------------------------------------
                                                     Money          Special         Stock         International
                                                    Market          Equity          Index            Equity          Short
                                                     Fund            Fund           Fund              Fund        Horizon SAF
                                                 ------------    ------------    ------------    --------------  ------------

ASSETS:
   Investments, at fair value-
     Collective trusts                           $  5,516,112    $  3,053,003    $  9,841,625    $  1,474,041    $  1,788,992
     Mutual funds                                        --              --              --              --              --
     Common stock                                        --              --              --              --              --
     Pooled separate accounts                            --              --              --              --              --
     Unallocated cash reserve                            --              --              --              --              --
     Participant loans receivable                        --              --              --              --              --
                                                 ------------    ------------    ------------    ------------    ------------

                     Total investments              5,516,112       3,053,003       9,841,625       1,474,041       1,788,992

   Receivables-
     Participants' contributions                       49,532          58,128         115,168          26,393          19,155
     Employers' contribution                            9,997          10,230          20,658           4,766           3,567
     Accrued income receivable                           --              --              --              --              --
                                                 ------------    ------------    ------------    ------------    ------------

                     Total receivables                 59,529          68,358         135,826          31,159          22,722
                                                 ------------    ------------    ------------    ------------    ------------

                     Total assets                   5,575,641       3,121,361       9,977,451       1,505,200       1,811,714

LIABILITIES:
   Accounts payable                                      --              --              --              --              --
                                                 ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $  5,575,641    $  3,121,361    $  9,977,451    $  1,505,200    $  1,811,714
                                                 ============    ============    ============    ============    ============


                                                              Participant-Directed
                                                 ---------------------------------------------
                                                                 Intermediate
                                                  Intermediate        Long        Participant
                                                  Horizon SAF     Horizon SAF        Loans       Unallocated
                                                 -------------   ------------    -------------   -----------

ASSETS:
   Investments, at fair value-
     Collective trusts                           $  4,093,929    $  3,271,888    $       --      $       --
     Mutual funds                                        --              --              --              --
     Common stock                                        --              --              --              --
     Pooled separate accounts                            --              --              --              --
     Unallocated cash reserve                            --              --              --            35,602
     Participant loans receivable                        --              --         1,458,433            --
                                                 ------------    ------------    ------------    ------------

                     Total investments              4,093,929       3,271,888       1,458,433          35,602

   Receivables-
     Participants' contributions                       49,154          65,958            --              --
     Employers' contribution                           10,228          12,412            --              --
     Accrued income receivable                           --              --              --              --
                                                 ------------    ------------    ------------    ------------

                     Total receivables                 59,382          78,370            --              --
                                                 ------------    ------------    ------------    ------------

                     Total assets                   4,153,311       3,350,258       1,458,433          35,602

LIABILITIES:
   Accounts payable                                      --              --              --              --
                                                 ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $  4,153,311    $  3,350,258    $  1,458,433    $     35,602
                                                 ============    ============    ============    ============


                                                    Merger
                                                    Assets           Total
                                                 ------------    ------------

ASSETS:
   Investments, at fair value-
     Collective trusts                           $ 30,895,446    $ 59,935,036
     Mutual funds                                  41,751,096      41,751,096
     Common stock                                  12,372,165      12,372,165
     Pooled separate accounts                       1,015,215       1,015,215
     Unallocated cash reserve                            --            35,602
     Participant loans receivable                   5,191,987       6,650,420
                                                 ------------    ------------

                     Total investments             91,225,909     121,759,534

   Receivables-
     Participants' contributions                      479,931         863,419
     Employers' contribution                          287,816         359,674
     Accrued income receivable                         23,500          23,500
                                                 ------------    ------------

                     Total receivables                791,247       1,246,593
                                                 ------------    ------------

                     Total assets                  92,017,156     123,006,127

LIABILITIES:
   Accounts payable                                   177,343         177,343
                                                 ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 91,839,813    $122,828,784
                                                 ============    ============



   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                     Participant-Directed
                                                                --------------------------------------------------------------
                                                                   Money           Special          Stock        International
                                                                  Market           Equity           Index           Equity
                                                                   Fund             Fund             Fund            Fund
                                                                -----------     ------------     ------------    -------------

ADDITIONS:
   Investment income-
     Net gain on investments in collective trusts               $    249,053    $     26,860     $  1,861,990    $     95,561
     Interest income                                                  12,836          14,268           28,523           8,018
                                                                ------------    ------------     ------------    ------------
                                                                     261,889          41,128        1,890,513         103,579

   Contributions-
     Participants'                                                   611,048         856,627        1,623,522         395,123
     Employers'                                                      132,413         155,821          291,479          77,312
     Rollovers                                                        21,236         203,003          283,574          33,237
                                                                ------------    ------------     ------------    ------------
                                                                     764,697       1,215,451        2,198,575         505,672
   Transfer of assets due to plan mergers (Note 5)                      --              --               --              --
                                                                ------------    ------------     ------------    ------------

                               Total additions                     1,026,586       1,256,579        4,089,088         609,251

DEDUCTIONS:
   Benefits paid to or on behalf of participants                   1,301,025         127,082          402,690          83,089
   Administrative expenses                                             3,506           2,586            1,725           3,051
                                                                ------------    ------------     ------------    ------------

                               Total deductions                    1,304,531         129,668          404,415          86,140
                                                                ------------    ------------     ------------    ------------

INTERFUND TRANSFERS                                                  619,956         (95,106)         711,203        (225,385)
                                                                ------------    ------------     ------------    ------------

NET INCREASE (DECREASE)                                              342,011       1,031,805        4,395,876         297,726

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year          5,233,630       2,089,556        5,581,575       1,207,474
                                                                ------------    ------------     ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year             $  5,575,641    $  3,121,361     $  9,977,451    $  1,505,200
                                                                ============    ============     ============    ============


                                                                                     Participant-Directed
                                                                --------------------------------------------------------------
                                                                                                 Intermediate
                                                                   Short        Intermediate         Long         Participant
                                                                Horizon SAF     Horizon SAF        Horizon SAF        Loans
                                                                -----------     ------------     -------------    ------------

ADDITIONS:
   Investment income-
     Net gain on investments in collective trusts               $     84,717    $    407,514     $    351,978     $       --
     Interest income                                                   4,667           8,550           12,151             --
                                                                ------------    ------------     ------------     ------------
                                                                      89,384         416,064          364,129             --

   Contributions-
     Participants'                                                   267,396         681,826          914,575             --
     Employers'                                                       47,640         140,515          177,815             --
     Rollovers                                                       153,604         115,883          231,464             --
                                                                ------------    ------------     ------------     ------------
                                                                     468,640         938,224        1,323,854             --
   Transfer of assets due to plan mergers (Note 5)                      --              --               --               --
                                                                ------------    ------------     ------------     ------------

                               Total additions                       558,024       1,354,288        1,687,983             --

DEDUCTIONS:
   Benefits paid to or on behalf of participants                     108,551         155,165          165,565           95,494
   Administrative expenses                                             1,195           3,625            4,713             --
                                                                ------------    ------------     ------------     ------------

                               Total deductions                      109,746         158,790          170,278           95,494
                                                                ------------    ------------     ------------     ------------

INTERFUND TRANSFERS                                                  304,336        (172,665)        (192,958)         584,544
                                                                ------------    ------------     ------------     ------------

NET INCREASE (DECREASE)                                              752,614       1,022,833        1,324,747          489,050

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year          1,059,100       3,130,478        2,025,511          969,383
                                                                ------------    ------------     ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year             $  1,811,714    $  4,153,311     $  3,350,258     $  1,458,433
                                                                ============    ============     ============     ============


                                                                                  Merger
                                                                Unallocated        Assets            Total
                                                                -----------      ----------       ------------

ADDITIONS:
   Investment income-
     Net gain on investments in collective trusts               $       --       $       --       $  3,077,673
     Interest income                                                   1,587             --             90,600
                                                                ------------     ------------     ------------
                                                                       1,587             --          3,168,273

   Contributions-
     Participants'                                                      --               --          5,350,117
     Employers'                                                         --               --          1,022,995
     Rollovers                                                          --               --          1,042,001
                                                                ------------     ------------     ------------
                                                                        --               --          7,415,113
   Transfer of assets due to plan mergers (Note 5)                      --         92,769,185       92,769,185
                                                                ------------     ------------     ------------

                               Total additions                         1,587       92,769,185      103,352,571

DEDUCTIONS:
   Benefits paid to or on behalf of participants                        --               --          2,438,661
   Administrative expenses                                              --               --             20,401
                                                                ------------     ------------     ------------

                               Total deductions                         --               --          2,459,062
                                                                ------------     ------------     ------------

INTERFUND TRANSFERS                                                 (604,553)        (929,372)            --
                                                                ------------     ------------     ------------

NET INCREASE (DECREASE)                                             (602,966)      91,839,813      100,893,509

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year            638,568             --         21,935,275
                                                                ------------     ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year             $     35,602     $ 91,839,813     $122,828,784
                                                                ============     ============     ============




   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I


               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                                                        Principal
                                                                                                        Amount or
                                                                                                         Number
                                                                                                        of Units/
           Identity of Issue                               Description of Investment                      Shares
---------------------------------------       ------------------------------------------------------   ------------

COLLECTIVE TRUSTS:
                                              Diversified Investment Advisors Collective Trust-
   Massachusetts Fidelity Trust Company*         Money Market Fund                                          438,315
   Massachusetts Fidelity Trust Company*         Special Equity Fund                                        132,281
   Massachusetts Fidelity Trust Company*         Stock Index Fund                                           338,494
   Massachusetts Fidelity Trust Company*         International Equity Fund                                   90,871
   Massachusetts Fidelity Trust Company*         Short Horizon Strategic Allocation Fund                    132,300
   Massachusetts Fidelity Trust Company*         Intermediate Horizon Strategic Allocation Fund             245,855
   Massachusetts Fidelity Trust Company*         Intermediate Long Horizon Strategic Allocation Fund        166,327
   The Merrill Lynch Trust Companies          Merrill Lynch Equity Index Trust                              131,182
   The Merrill Lynch Trust Companies          Merrill Lynch Retirement Preservation Trust                19,886,319


                                                                Total collective trusts


MUTUAL FUNDS:
   Davis Venture Group                        Davis New York Venture Fund, Inc.                             729,656
   The Merrill Lynch Trust Companies          Merrill Lynch Basic Value Fund Class B                            430
   The Merrill Lynch Trust Companies          Merrill Lynch Capital Fund Class A                            423,855
   The Merrill Lynch Trust Companies          Merrill Lynch Capital Fund Class B                                241
   The Merrill Lynch Trust Companies          Merrill Lynch Corporate Bond Fund Class A                     254,527
   The Merrill Lynch Trust Companies          Merrill Lynch Corporate Bond Fund Class B                         400
   The Merrill Lynch Trust Companies          Merrill Lynch Global Allocation Fund Class A                  345,838
   The Merrill Lynch Trust Companies          Merrill Lynch Global Allocation Fund Class B                    3,129
   The Merrill Lynch Trust Companies          Merrill Lynch Growth Fund Class B                               4,482
   The Merrill Lynch Trust Companies          Merrill Lynch Retirement Reserves Money Fund Class B            3,800
   The Merrill Lynch Trust Companies          Merrill Lynch USA Government Reserve Fund                     289,028
   Kemper Service Company                     Growth Fund                                                    41,921
   Kemper Service Company                     High Yield Fund                                                 4,916
   Kemper Service Company                     International Fund                                             12,290
   Kemper Service Company                     Money Market Fund                                               4,414
   Kemper Service Company                     Small Cap Equity Fund                                          16,866
   Kemper Service Company                     Total Return Fund                                              18,223
   Kemper Service Company                     U.S. Government Fund                                            4,096

                                                                Total mutual funds


                                                                                                        Historical      Current
           Identity of Issue                               Description of Investment                       Cost          Value
---------------------------------------       ------------------------------------------------------   ------------  --------------

COLLECTIVE TRUSTS:
                                              Diversified Investment Advisors Collective Trust-
   Massachusetts Fidelity Trust Company*         Money Market Fund                                     $  5,301,118  $    5,516,112
   Massachusetts Fidelity Trust Company*         Special Equity Fund                                      2,943,651       3,053,003
   Massachusetts Fidelity Trust Company*         Stock Index Fund                                         7,852,220       9,841,625
   Massachusetts Fidelity Trust Company*         International Equity Fund                                1,403,568       1,474,041
   Massachusetts Fidelity Trust Company*         Short Horizon Strategic Allocation Fund                  1,704,166       1,788,992
   Massachusetts Fidelity Trust Company*         Intermediate Horizon Strategic Allocation Fund           3,669,373       4,093,929
   Massachusetts Fidelity Trust Company*         Intermediate Long Horizon Strategic Allocation Fund      2,933,623       3,271,888
   The Merrill Lynch Trust Companies          Merrill Lynch Equity Index Trust                            6,990,240      11,009,127
   The Merrill Lynch Trust Companies          Merrill Lynch Retirement Preservation Trust                19,886,319      19,886,319
                                                                                                        -----------     -----------

                                                                Total collective trusts                  52,684,278      59,935,036
                                                                                                        -----------     -----------

MUTUAL FUNDS:
   Davis Venture Group                        Davis New York Venture Fund, Inc.                          14,198,393      18,248,691
   The Merrill Lynch Trust Companies          Merrill Lynch Basic Value Fund Class B                         16,354          16,109
   The Merrill Lynch Trust Companies          Merrill Lynch Capital Fund Class A                         13,628,834      14,584,851
   The Merrill Lynch Trust Companies          Merrill Lynch Capital Fund Class B                              8,376           8,121
   The Merrill Lynch Trust Companies          Merrill Lynch Corporate Bond Fund Class A                   2,891,076       2,967,782
   The Merrill Lynch Trust Companies          Merrill Lynch Corporate Bond Fund Class B                       4,581           4,668
   The Merrill Lynch Trust Companies          Merrill Lynch Global Allocation Fund Class A                4,973,710       4,361,017
   The Merrill Lynch Trust Companies          Merrill Lynch Global Allocation Fund Class B                   47,102          38,862
   The Merrill Lynch Trust Companies          Merrill Lynch Growth Fund Class B                             121,503          88,961
   The Merrill Lynch Trust Companies          Merrill Lynch Retirement Reserves Money Fund Class B            3,800           3,800
   The Merrill Lynch Trust Companies          Merrill Lynch USA Government Reserve Fund                     289,028         289,028
   Kemper Service Company                     Growth Fund                                                   543,510         624,207
   Kemper Service Company                     High Yield Fund                                                31,421          38,195
   Kemper Service Company                     International Fund                                            147,700         139,365
   Kemper Service Company                     Money Market Fund                                               4,414           4,414
   Kemper Service Company                     Small Cap Equity Fund                                         111,657         102,039
   Kemper Service Company                     Total Return Fund                                             180,398         194,986
   Kemper Service Company                     U.S. Government Fund                                           35,924          36,000
                                                                                                        -----------     -----------

                                                                Total mutual funds                       37,237,781      41,751,096
                                                                                                        -----------     -----------

                                                                      SCHEDULE I
                                                                       Continued

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                                                          Principal
                                                                                                          Amount or
                                                                                                           Number
                                                                                                          of Units/
          Identity of Issue                                  Description of Investment                      Shares
-------------------------------------            -------------------------------------------------        ---------

COMMON STOCK:
   Weatherford International, Inc.*              Common stock of Weatherford International, Inc.            638,563

                                                                   Total common stock

POOLED SEPARATE ACCOUNTS:
   Nationwide Life Insurance Company             Benham Short Term Government                                 3,840
   Nationwide Life Insurance Company             Dreyfus A Bonds Plus                                         5,118
   Nationwide Life Insurance Company             Fidelity Asset Manager                                      47,554
   Nationwide Life Insurance Company             Fidelity Magellan                                          101,081
   Nationwide Life Insurance Company             Oppenheimer Global                                          44,144
   General American Life Insurance Company       Advisor Balanced                                               274
   General American Life Insurance Company       Advisor Growth Opportunity                                   5,338
   General American Life Insurance Company       Bond Index                                                   1,607
   General American Life Insurance Company       Fidelity Contra Fund                                           766
   General American Life Insurance Company       General Account                                             16,893
   General American Life Insurance Company       General Account Rider                                        1,670
   General American Life Insurance Company       International Index                                             28
   General American Life Insurance Company       Janus Fund                                                      47
   General American Life Insurance Company       Janus Worldwide                                                926
   General American Life Insurance Company       Managed Equity                                                 301
   General American Life Insurance Company       Money Market                                                 1,711
   General American Life Insurance Company       PBHG Growth                                                    785
   General American Life Insurance Company       S&P 500 Index                                                7,812
   General American Life Insurance Company       Short Term Government Bond                                   1,091
   General American Life Insurance Company       Small Capital Stock Fund                                       457
   General American Life Insurance Company       Templeton Foreign                                               14
   General American Life Insurance Company       VIP Equity-Income                                            4,695
   General American Life Insurance Company       VIP Growth Portfolio                                         2,275
   General American Life Insurance Company       VIP High-Income                                                 44
   General American Life Insurance Company       VIP Overseas                                                 1,674

                                                                   Total pooled separate accounts

   Investor Bank & Trust Company                 Cash Reserve, interest-bearing                         $    35,602
   The Plan*                                     Participant loans, interest rates ranging from
                                                       6.00% to 10.75% per annum                        $ 6,650,420

                                                                   Total assets held for investment purposes


                                                                                                        Historical       Current
          Identity of Issue                                  Description of Investment                     Cost           Value
-------------------------------------            -------------------------------------------------     ------------   --------------

COMMON STOCK:
   Weatherford International, Inc.*              Common stock of Weatherford International, Inc.       $ 17,147,073   $  12,372,165
                                                                                                       ------------   -------------

                                                                   Total common stock                    17,147,073      12,372,165
                                                                                                      -------------   -------------

POOLED SEPARATE ACCOUNTS:
   Nationwide Life Insurance Company             Benham Short Term Government                                   (a)           4,295
   Nationwide Life Insurance Company             Dreyfus A Bonds Plus                                           (a)           5,731
   Nationwide Life Insurance Company             Fidelity Asset Manager                                         (a)          68,786
   Nationwide Life Insurance Company             Fidelity Magellan                                              (a)         175,200
   Nationwide Life Insurance Company             Oppenheimer Global                                             (a)          61,365
   General American Life Insurance Company       Advisor Balanced                                               (a)           4,488
   General American Life Insurance Company       Advisor Growth Opportunity                                     (a)         122,462
   General American Life Insurance Company       Bond Index                                                     (a)          21,515
   General American Life Insurance Company       Fidelity Contra Fund                                           (a)          14,061
   General American Life Insurance Company       General Account                                                (a)          90,377
   General American Life Insurance Company       General Account Rider                                          (a)           9,771
   General American Life Insurance Company       International Index                                            (a)             364
   General American Life Insurance Company       Janus Fund                                                     (a)             862
   General American Life Insurance Company       Janus Worldwide                                                (a)          15,870
   General American Life Insurance Company       Managed Equity                                                 (a)           6,110
   General American Life Insurance Company       Money Market                                                   (a)          20,067
   General American Life Insurance Company       PBHG Growth                                                    (a)           7,937
   General American Life Insurance Company       S&P 500 Index                                                  (a)         201,326
   General American Life Insurance Company       Short Term Government Bond                                     (a)          13,609
   General American Life Insurance Company       Small Capital Stock Fund                                       (a)           7,758
   General American Life Insurance Company       Templeton Foreign                                              (a)             154
   General American Life Insurance Company       VIP Equity-Income                                              (a)          84,228
   General American Life Insurance Company       VIP Growth Portfolio                                           (a)          53,941
   General American Life Insurance Company       VIP High-Income                                                (a)             577
   General American Life Insurance Company       VIP Overseas                                                   (a)          24,361
                                                                                                      -------------   -------------

                                                                   Total pooled separate accounts               (a)       1,015,215
                                                                                                      ------------    -------------

   Investor Bank & Trust Company                 Cash Reserve, interest-bearing                              35,602          35,602
   The Plan*                                     Participant loans, interest rates ranging from
                                                       6.00% to 10.75% per annum                          6,650,420       6,650,420
                                                                                                                      -------------

                                                                   Total assets held for
                                                                           investment purposes                        $ 121,759,534
                                                                                                                      =============

(a) The asset custodians were unable to provide historical cost information for these securities.

*Party in interest

                                                                     SCHEDULE II


               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                                                 Purchase        Selling
     Identity of Party Involved                         Description of Asset                      Price(a)       Price(b)
------------------------------------     -------------------------------------------------     ------------   ------------

                                         Diversified Investment Advisors Collective
                                            Trust Funds-
Diversified Investment Advisors               Money Market Fund-
                                                Purchases                                       $ 3,235,149    $    --
                                                Sales                                                --          3,201,720
Diversified Investment Advisors               Special Equity Fund-
                                                Purchases                                         1,776,818         --
                                                Sales                                                --            840,231
Diversified Investment Advisors               Stock Index Fund-
                                                Purchases                                         3,759,191         --
                                                Sales                                                --          1,361,131
Diversified Investment Advisors               International Equity Fund-
                                                Purchases                                           688,814         --
                                                Sales                                                --            517,808
Diversified Investment Advisors               Short Horizon Strategic Allocation Fund-
                                                Purchases                                           994,756         --
                                                Sales                                                --            349,581
Diversified Investment Advisors               Intermediate Horizon Strategic Allocation Fund-
                                                   Purchases                                      1,351,889         --
                                                   Sales                                             --            795,952
Diversified Investment Advisors               Intermediate Long Horizon Strategic
                                                Allocation Fund-
                                                   Purchases                                      1,870,496         --
                                                   Sales                                             --            976,097


                                                                                                                  Current Value
                                                                                                   Cost of         of Asset on
     Identity of Party Involved                         Description of Asset                        Asset        Transaction Date
------------------------------------     -------------------------------------------------      ------------     ----------------

                                         Diversified Investment Advisors Collective
                                            Trust Funds-
Diversified Investment Advisors               Money Market Fund-
                                                Purchases                                       $  3,235,149        $ 3,235,149
                                                Sales                                              3,120,070          3,201,720
Diversified Investment Advisors               Special Equity Fund-
                                                Purchases                                          1,776,818          1,776,818
                                                Sales                                                881,365            840,231
Diversified Investment Advisors               Stock Index Fund-
                                                Purchases                                          3,759,191          3,759,191
                                                Sales                                              1,208,854          1,361,131
Diversified Investment Advisors               International Equity Fund-
                                                Purchases                                            688,814            688,814
                                                Sales                                                517,399            517,808
Diversified Investment Advisors               Short Horizon Strategic Allocation Fund-
                                                Purchases                                            994,756            994,756
                                                Sales                                                301,337            349,581
Diversified Investment Advisors               Intermediate Horizon Strategic Allocation Fund-
                                                   Purchases                                       1,351,889          1,351,889
                                                   Sales                                             760,062            795,952
Diversified Investment Advisors               Intermediate Long Horizon Strategic
                                                Allocation Fund-
                                                   Purchases                                       1,870,496          1,870,496
                                                   Sales                                             923,036            976,097

                                                                                                     Net
                                                                                                     Gain
     Identity of Party Involved                         Description of Asset                        (Loss)
------------------------------------     -------------------------------------------------        --------

                                         Diversified Investment Advisors Collective
                                            Trust Funds-
Diversified Investment Advisors               Money Market Fund-
                                                Purchases                                          $  --
                                                Sales                                                 81,650
Diversified Investment Advisors               Special Equity Fund-
                                                Purchases                                             --
                                                Sales                                                (41,134)
Diversified Investment Advisors               Stock Index Fund-
                                                Purchases                                             --
                                                Sales                                                152,277
Diversified Investment Advisors               International Equity Fund-
                                                Purchases                                             --
                                                Sales                                                    409
Diversified Investment Advisors               Short Horizon Strategic Allocation Fund-
                                                Purchases                                             --
                                                Sales                                                 48,244
Diversified Investment Advisors               Intermediate Horizon Strategic Allocation Fund-
                                                   Purchases                                          --
                                                   Sales                                              35,890
Diversified Investment Advisors               Intermediate Long Horizon Strategic
                                                Allocation Fund-
                                                   Purchases                                          --
                                                   Sales                                              53,061


(a)Purchase price includes expenses incurred with transactions.
(b)Selling price is net of transaction expenses.



     This schedule includes each series of transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of the initial contribution
                                 into the Plan.

                                                                    SCHEDULE III


               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                  ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                    Relationship to Plan
   Identity of Party Involved             Employer or Other Party in Interest
----------------------------------     --------------------------------------------

Weatherford International, Inc.        Employer


                                                                                                                           Interest
                                               Description of Transactions Including Maturity Date              Amount     Incurred
   Identity of Party Involved                Rate of Interest, Collateral and Par or Maturity Value             Loaned      On Loan
----------------------------------    --------------------------------------------------------------------    ----------   --------

Weatherford International, Inc.       Lending of monies from the Weatherford International, Inc.
                                        401(k) Savings Plan to the Employer - October and November
                                        1998 employee contributions of Artificial Lift Systems, Arrow
                                        Completion Systems, Watson Packers and Houston Well-Screen
                                        companies not remitted until April 19, 1999.  Interest of
                                        20.20% per annum.                                                     $  109,480   $ 22,112


       NOTE: The employee contributions were paid to the Plan on April 19, 1999, and the related earnings were paid to the Plan on May 12, 1999.

                                   SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  WEATHERFORD INTERNATIONAL, INC. 401(K) PLAN


      June 29, 1999                             /s/ JON R. NICHOLSON
------------------------                ----------------------------------------
Date                                                Jon R. Nicholson
                                             Vice President - Human Resources
                                            for Weatherford International, Inc.
                                            and Administrative Committee Member

                                INDEX TO EXHIBIT



    EXHIBIT
    NUMBER                                         DESCRIPTION
    ------                                         -----------

      10.1        Weatherford International, Inc. 401(k) Savings Plan (incorporated by reference to Exhibit 10.25 to the
                  Company's Annual Report on Form 10-K (File 1-13086) filed March 31, 1999)

      23.1        Consent of Independent Public Accountants